

February 11, 2013

Via E-Mail
Mr. Stuart I. Greenwald
Treasurer and Chief Financial Officer
First Hartford Corporation
149 Colonial Road
Manchester, CT 06042

>   **Re: First Hartford Corporation**
>   **Form 10-K for fiscal year ended April 30, 2012**
>   **Filed September 6, 2012**
>   **File No. 000-08862**

Dear Mr. Stuart I. Greenwald:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended April 30, 2012

Item 1. Business, page 3

1.   It appears that your contract with CVS Corporation may be a material contract. Please expand your disclosure to include the material terms of the contract and file it as an exhibit, or provide us with an analysis as to why this is not a material agreement. Refer to Item 601(b)(10) of Regulation S-K.

2.   In future Exchange Act periodic reports, please discuss the types and material terms of your leases for your commercial property portfolio, including lease term, any rent escalators, renewal options, etc.

<u>Item 2. Properties, page 3</u>

3.   In future Exchange Act periodic reports please include the occupancy rate for your residential and your commercial portfolio for the relevant reporting period.

4.   In future Exchange Act periodic reports please include the average effective annual rent per square foot for each of your residential and commercial portfolios, taking into account any tenant concessions, for the relevant reporting period.

5.   For your commercial properties portfolio, please include in your future Exchange Act filings a schedule of the lease expirations for each of the following ten years beginning with the next fiscal year, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

6.   In future Exchange Act periodic reports please identify tenants which account for 5% or more of your revenue.

7.   Please tell us if any of your properties are individually material. Refer to Item 14 of Form S-11 as a guide. We may have further comments.

8.   In future Exchange Act periodic reports, please clarify the amount of property you hold for development and disclose anticipated completion dates, costs incurred to date and budgeted costs. For completed developments, disclose development costs per square foot and clarify whether you have included leasing costs. For material amounts of land, discuss the amount of development the land could support.

<u>Item 3. Legal Proceedings, page 4</u>

9.   In your future Exchange Act filings, please include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding, and the relief sought. Refer to Item 103 of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis and Results of Operations, page 7</u>

<u>Operating Costs and Expenses, page 8</u>

10.   In your future Exchange Act filings, please discuss the relative impact on period to period changes of same store performance and non-same store performance. Within same store performance, please discuss the relative impact of occupancy and rent rate changes and describe how you determine the same store pool.

11.   In your future Exchange Act filings, please also provide a discussion of your leasing results, including a comparison of new rents on renewed leases compared to prior rents. Please also discuss new and renewed leases and tenant improvement costs and leasing commissions on a per square foot basis.

12.   In your future Exchange Act filings, please expand your disclosure to identify and discuss the reasons for any decreases or increases to the rental, service, and SG&A expenses discussed. For example, we refer to your statement that rental expense decreased for "a number of reasons." Please expand this disclosure to identify and discuss these reasons and how they impacted rental expense. Refer to Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 17

13.   In future periodic filings, please separately disclose capital expenditures related to developed properties and property under construction.

Notes to Consolidated Financial Statements, page 19

1. Summary of Significant Accounting Policies, page 19

Property Under Construction, page 21

14.   We note you engage in development activities. Please expand your existing disclosure to further discuss your capitalization policy. Your disclosure should address the following:
   ▪ The types of expenses that are potentially capitalized during the development stage in addition to interest such as taxes, salaries and other general and administrative expenses.
   ▪ To the extent material, quantity and disclose personnel costs capitalized for development for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.
   ▪ The periods of capitalization including a discussion of when the capitalization period ends.

Investment in Affiliated Entities, page 22

15.   We note you entered into a partnership with a nonprofit entity in October 2011 and that one of your subsidiaries will handle the renovations for the newly created partnership while another subsidiary will play the role of managing agent. Please summarize your equity interest in the partnership and the terms of any contractual agreements between the partnership and you or any of your subsidiaries (i.e., service contract for renovations and managing agent agreement). Your response should clarify whether your subsidiary has control of the partnership through its role as managing agent. To the extent your

subsidiary does have control over the partnership please clarify your basis in GAAP for accounting for your investment in the partnership under the equity method versus consolidation.

Item 10. Directors, Executive Officers and Corporate Governance, page 34

(e) Business Experience, page 35

16.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a member of your board of directors. Please refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 38

17.   We refer to the column All Other Compensation in the Summary Compensation Table. In your future Exchange Act filings, please include footnotes to the table explaining the compensation included in this column.

Item 15. Exhibits, Financial Statement Schedules, page 43

Exhibit 31.1 and 31.2

18.   We note that you modified the language in paragraph 4d of the certification required pursuant to Item 601(b)(31) of Regulation S-K. In future periodic filings, please refrain from this or any other modifications, as the certifications are to be provided as expressly illustrated.

Form 10-Q for period ended October 31, 2012

General

19.   We note you indicate that your financial statements for the three months ended October 31, 2012 have not been reviewed by an independent registered public accounting firm. Although interim financial statements may be unaudited, interim financial statements included in quarterly reports on Form 10–Q must be reviewed by an independent public accountant pursuant to Rule 8-03 of Regulation S-X. Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202) 551-3573 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Sonia Barros (202) 551-3655 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant